Putnam High Yield Trust
Merger 5/5/17

Note 8 Acquisition of Putnam High Yield Trust

On May 8, 2017, the fund issued 133,323,321; 1,960,101;
8,045,926; 2,206,868; 1,390,270 and 38,637,155 class A,
class B, class C, class M, class R, and class Y shares, respectively, for 102,575,817; 1,471,128; 6,066,094; 1,682,679;
1,092,362; and 31,949,627 class A, class B, class C, class M, class R and class Y shares of Putnam High Yield Trust to acquire that funds net assets in a taxfree exchange approved by the funds Board of Trustees. The purpose of the transaction was to combine two Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam High Yield Trust, with a fair value of $1,068,704,680 and an identified cost of $1,050,423,181 at May 5, 2017, was the principal asset acquired by the fund. The net assets of the fund and Putnam High Yield Trust on May 5, 2017, were $584,134,939 and $1,104,679,284, respectively. On May 5,
2017, Putnam High Yield Trust had distributions in excess of net investment income of $3,987,937, accumulated net realized loss of $291,058,489 and unrealized appreciation of $18,282,179. The aggregate net assets of the fund immediately following the acquisition were $1,688,814,223.
Assuming the acquisition had been completed on December 1, 2016, the funds pro forma results of operations for the reporting period are as follows

Net investment Income $43,485,769
Net gain on investments $51,658,380

Net Increase in net assets resulting from operations $95,144,149 Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam High Yield Trust that have been included in the funds Statement of operations for the current fiscal period.